Exhibit 99.1

          2nd Quarter 2014 • Earnings News Release • Three and Six months ended April 30, 2014

TD Bank Group Reports Second Quarter 2014 Results

This quarterly earnings news release should be read in conjunction with our unaudited Second Quarter 2014 Report to Shareholders for the three and six months ended April 30, 2014, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated May 21, 2014. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

The Bank implemented new and amended standards under IFRS (New IFRS Standards and Amendments) which required retrospective application, effective the first quarter of fiscal 2014. As a result, certain comparative amounts have been restated. For more information refer to Note 2 of the Interim Consolidated Financial Statements.

Reported results conform to Generally Accepted Accounting Principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

Effective the first quarter of 2014, the results of the Canadian wealth and insurance businesses are reported in the Canadian Retail segment, and the results of the U.S. wealth business, as well as the Bank’s investment in TD Ameritrade, are reported in the U.S. Retail segment. Segmented results prior to the first quarter of 2014 have been restated accordingly.

As previously announced on December 5, 2013, the Bank’s Board of Directors declared a stock dividend of one common share per each issued and outstanding common share on the payment date of January 31, 2014 (Stock Dividend). The effect on the Bank’s basic and diluted earnings per share has been presented as if the Stock Dividend was retrospectively applied to all comparative periods presented that occurred prior to the payment date of the Stock Dividend.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter a year ago:

•	Reported diluted earnings per share were $1.04, compared with $0.89.
•	Adjusted diluted earnings per share were $1.09, compared with $0.95.
•	Reported net income was $1,988 million, compared with $1,717 million.
•	Adjusted net income was $2,074 million, compared with $1,827 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2014, compared with the corresponding period a year ago:

•	Reported diluted earnings per share were $2.11, compared with $1.82.
•	Adjusted diluted earnings per share were $2.15, compared with $1.94.
•	Reported net income was $4,030 million, compared with $3,501 million.
•	Adjusted net income was $4,098 million, compared with $3,737 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The second quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $63 million after tax (4 cents per share), compared with $58 million after tax (3 cents per share) in the second quarter last year.
•	Integration charges of $23 million after tax (1 cent per share) relating to the acquisition of the credit card portfolio of MBNA Canada, compared with $30 million after tax (2 cents per share) in the second quarter last year.

TORONTO, May 22, 2014 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the second quarter ended April 30, 2014. Results for the quarter reflected good earnings contributions from all business segments.

"By any measure, our results this quarter were outstanding," said Ed Clark, Group President and Chief Executive Officer. "Adjusted earnings were $2.1 billion, up 14% from the same period last year, driven by strong organic growth and contributions from our recent acquisitions. These results demonstrate the considerable earnings power of our business model."

TD BANK GROUP • SECOND QUARTER 2014 • EARNINGS NEWS RELEASE	Page 2

Canadian Retail
Canadian Retail generated net income of $1.3 billion for the second quarter, an increase of 12% on an adjusted basis compared with the same quarter last year. Earnings were driven primarily by good loan and deposit volume growth, favourable credit, positive operating leverage, strong growth in wealth assets, and the new TD Aeroplan credit card portfolio.

"Our Canadian Retail segment fired on all cylinders this quarter," said Tim Hockey, Group Head, Canadian Banking, Auto Finance and Wealth Management. "The ongoing focus on our customers’ needs and commitment to investing in our business positions us well for growth over the long term. We will continue to leverage all of our channels to deliver a seamless experience to new and existing customers."

U.S. Retail
U.S. Retail generated net income of US$495 million, an increase of 15% compared with the second quarter last year. Excluding the Bank’s investment in TD Ameritrade, the segment generated net income of US$425 million, an increase of 13%. Results were driven primarily by strong loan and deposit volume growth, favourable credit, good expense management, and the Target credit card and Epoch acquisitions, partially offset by lower gains from security sales.

TD Ameritrade contributed US$70 million in earnings to the segment, an increase of 35% compared with the second quarter last year, due to strong trading and revenue growth.

"The U.S. Retail segment delivered impressive results, with solid fundamentals driven by improving credit," said Mike Pedersen, Group Head, U.S. Banking. "While there are signs of improvement in the U.S. economy, we are also facing challenges, including ongoing low interest rates and increased competition. Moving forward, we will continue to invest in growth while managing expenses."

Wholesale Banking
Wholesale Banking net income for the quarter was $207 million, a decrease of 6% compared with a strong second quarter last year.

"We are pleased with our second quarter results," said Bob Dorrance, Group Head, Wholesale Banking. "Our revenues reflected stronger banking and capital markets originations activity and good trading results. We are confident that our diversified, integrated business model will continue to deliver solid earnings."

Capital
TD's Common Equity Tier 1 ratio on a Basel III fully phased-in basis was 9.2%, compared with 8.9% last quarter.

Conclusion
"At the half-year mark, earnings growth has exceeded our expectations. In addition to great execution on acquisitions and good organic growth in a tough operating environment, we benefitted from strong credit performance and favourable currency translation," said Clark. "This is enabling us to invest more in our businesses for the long term, and will help us to achieve results in our 7–10% earnings target range this year. Looking ahead, our strategy remains focused on delivering legendary experiences, attracting new customers and leveraging the power of TD across our businesses."

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • SECOND QUARTER 2014 • EARNINGS NEWS RELEASE	Page 3

Caution Regarding Forward-Looking Statements

From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the 2013 Management’s Discussion and Analysis (“2013 MD&A”) under the headings “Economic Summary and Outlook”, for each business segment “Business Outlook and Focus for 2014” and in other statements regarding the Bank’s objectives and priorities for 2014 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; disruptions in or attacks (including cyber attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the impact of recent legislative and regulatory developments; the overall difficult litigation environment, including in the U.S.; increased competition including through internet and mobile banking; changes to the Bank’s credit ratings; changes in currency and interest rates; increased funding costs for credit due to market illiquidity and competition for funding; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2013 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2014”, each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2014 • EARNINGS NEWS RELEASE	Page 4

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2014	2014	2013	2014	2013
Results of operations
Total revenue	$7,435	$7,565	$6,607	$15,000	$13,174
Provision for credit losses	392	456	417	848	802
Insurance claims and related expenses	659	683	609	1,342	1,205
Non-interest expenses	4,029	4,096	3,632	8,125	7,134
Net income – reported	1,988	2,042	1,717	4,030	3,501
Net income – adjusted[1]	2,074	2,024	1,827	4,098	3,737
Return on common equity – reported	15.9%	16.4%	15.1%	16.2%	15.3%
Return on common equity – adjusted[2]	16.6%	16.2%	16.1%	16.5%	16.4%
Financial position
Total assets	$896,468	$908,896	$826,164	$896,468	$826,164
Total equity	53,769	53,909	50,105	53,769	50,105
Total risk-weighted assets[3]	313,238	312,972	281,790	313,238	281,790
Financial ratios
Efficiency ratio – reported	54.2%	54.1%	55.0%	54.2%	54.2%
Efficiency ratio – adjusted[1]	52.8%	52.5%	53.1%	52.6%	51.9%
Common Equity Tier 1 capital ratio[3]	9.2%	8.9%	8.8%	9.2%	8.8%
Tier 1 capital ratio[3]	10.9%	10.5%	10.8%	10.9%	10.8%
Provision for credit losses as a % of net average loans and
acceptances[4]	0.35%	0.40%	0.39%	0.38%	0.37%
Common share information – reported (dollars)
Per share earnings
Basic	$1.05	$1.07	$0.89	$2.12	$1.82
Diluted	1.04	1.07	0.89	2.11	1.82
Dividends per share	0.47	0.43	0.40	0.90	0.79
Book value per share	27.14	26.91	24.52	27.14	24.52
Closing share price	52.73	48.16	41.30	52.73	41.30
Shares outstanding (millions)
Average basic	1,838.9	1,835.3	1,841.8	1,837.1	1,837.6
Average diluted	1,844.8	1,841.1	1,847.4	1,843.0	1,846.3
End of period	1,841.7	1,837.7	1,844.1	1,841.7	1,844.1
Market capitalization (billions of Canadian dollars)	$97.1	$88.5	$76.2	$97.1	$76.2
Dividend yield	3.5%	3.4%	3.7%	3.5%	3.7%
Dividend payout ratio	45.0%	40.1%	45.4%	42.5%	43.3%
Price-earnings ratio	14.1	13.4	11.7	14.1	11.7
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.09	$1.06	$0.95	$2.16	$1.95
Diluted	1.09	1.06	0.95	2.15	1.94
Dividend payout ratio	43.1%	40.4%	42.6%	41.8%	40.5%
Price-earnings ratio	13.5	12.7	10.8	13.5	10.8
1	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
2	Adjusted return on common equity is a non-GAAP financial measure. Refer to the “Return on Common Equity” section for an explanation.
3	Prior to the first quarter of 2014, amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.
4	Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the “Credit Portfolio Quality” section of this document and Note 5 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see the “Exposure to Non-Agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of this document and Note 5 to the Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2014 • EARNINGS NEWS RELEASE	Page 5

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. The Bank implemented New IFRS Standards and Amendments which required retrospective application, effective the first quarter of fiscal 2014. As a result, certain comparative amounts have been restated. For more information refer to Note 2 of the Interim Consolidated Financial Statements in this document.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2014	2014	2013	2014	2013
Net interest income	$4,391	$4,301	$3,901	$8,692	$7,746
Non-interest income	3,044	3,264	2,706	6,308	5,428
Total revenue	7,435	7,565	6,607	15,000	13,174
Provision for credit losses	392	456	417	848	802
Insurance claims and related expenses	659	683	609	1,342	1,205
Non-interest expenses	4,029	4,096	3,632	8,125	7,134
Income before income taxes and equity in net income
of an investment in associate	2,355	2,330	1,949	4,685	4,033
Provision for income taxes	447	365	289	812	648
Equity in net income of an investment in associate, net of income taxes	80	77	57	157	116
Net income – reported	1,988	2,042	1,717	4,030	3,501
Preferred dividends	40	46	49	86	98
Net income available to common shareholders and
non-controlling interests in subsidiaries	$1,948	$1,996	$1,668	$3,944	$3,403
Attributable to:
Non-controlling interests	$26	$27	$26	$53	$52
Common shareholders	1,922	1,969	1,642	3,891	3,351

TD BANK GROUP • SECOND QUARTER 2014 • EARNINGS NEWS RELEASE	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2014	2014	2013	2014	2013
Operating results – adjusted
Net interest income	$4,391	$4,301	$3,901	$8,692	$7,746
Non-interest income[1]	3,044	3,011	2,731	6,055	5,422
Total revenue	7,435	7,312	6,632	14,747	13,168
Provision for credit losses	392	456	417	848	802
Insurance claims and related expenses	659	683	609	1,342	1,205
Non-interest expenses[2]	3,922	3,841	3,524	7,763	6,831
Income before income taxes and equity in net income of an
investment in associate	2,462	2,332	2,082	4,794	4,330
Provision for income taxes[3]	481	399	326	880	736
Equity in net income of an investment in associate, net of income taxes[4]	93	91	71	184	143
Net income – adjusted	2,074	2,024	1,827	4,098	3,737
Preferred dividends	40	46	49	86	98
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	2,034	1,978	1,778	4,012	3,639
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	26	27	26	53	52
Net income available to common shareholders – adjusted	2,008	1,951	1,752	3,959	3,587
Adjustments for items of note, net of income taxes
Amortization of intangibles[5]	(63)	(61)	(58)	(124)	(114)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[6]	–	19	(22)	19	2
Integration charges relating to the acquisition of the credit card portfolio of
MBNA Canada[7]	(23)	(21)	(30)	(44)	(54)
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts[8]	–	(115)	–	(115)	–
Gain on sale of TD Waterhouse Institutional Services[9]	–	196	–	196	–
Litigation and litigation-related charge/reserve[10]	–	–	–	–	(70)
Total adjustments for items of note	(86)	18	(110)	(68)	(236)
Net income available to common shareholders – reported	$1,922	$1,969	$1,642	$3,891	$3,351
1	Adjusted non-interest income excludes the following items of note: first quarter 2014 – $22 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 6; $231 million gain due to the sale of TD Waterhouse Institutional Services, as explained in footnote 9; second quarter 2013 – $25 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; first quarter 2013 – $31 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio.
2	Adjusted non-interest expenses excludes the following items of note: second quarter 2014 – $75 million amortization of intangibles, as explained in footnote 5; $32 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 7; first quarter 2014 – $71 million amortization of intangibles; $28 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; $156 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts, as explained in footnote 8; second quarter 2013 – $67 million amortization of intangibles; $41 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; first quarter 2013 – $66 million amortization of intangibles; $32 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; $97 million of litigation and litigation-related charges, as explained in footnote 10.
3	For reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of this document.
4	Adjusted equity in net income of an investment in associate excludes the following items of note: second quarter 2014 – $13 million amortization of intangibles, as explained in footnote 5; first quarter 2014 – $14 million amortization of intangibles; second quarter 2013 – $14 million amortization of intangibles; first quarter 2013 – $13 million amortization of intangibles.
5	Amortization of intangibles relate primarily to the TD Banknorth acquisition in 2005 and its privatization in 2007, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services in 2007, the Commerce acquisition in 2008, the amortization of intangibles included in equity in net income of TD Ameritrade, the acquisition of the credit card portfolios of MBNA Canada in 2012, the acquisition of Target Corporation’s U.S. credit card portfolio in 2013 and the Epoch Investment Partners, Inc. acquisition in 2013. Amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of asset acquisitions and business combinations.
6	During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
7	As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel, employee severance costs, consulting, and training. The Bank’s integration charges related to the MBNA acquisition were higher than what were anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Integration charges related to this acquisition were incurred by the Canadian Retail segment.
8	On December 27, 2013, the Bank acquired approximately 50% of the existing Aeroplan credit card portfolio from the Canadian Imperial Bank of Commerce (CIBC) and on January 1, 2014, the Bank became the primary issuer of Aeroplan Visa credit cards. The Bank incurred program set-up, conversion and other one-time costs related to the acquisition of the cards and related affinity agreement, consisting of information technology, external professional consulting, marketing, training, and program management as well as a commercial subsidy payment of $127 million ($94 million after tax) payable to CIBC. These costs are included as an item of note in the Canadian Retail segment.
9	On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms. A gain of $196 million after tax was recorded in the Corporate segment in other income. The gain is not considered to be in the normal course of business for the Bank.
10	As a result of certain adverse judgments and settlements in the U.S. in 2012, and after continued evaluation of this portfolio of cases and reassessment of the existing litigation provision throughout fiscal year 2013, the Bank took prudent steps to determine, in accordance with applicable accounting standards, that additional litigation and litigation-related charges of $97 million ($70 million after tax) and $30 million ($30 million after tax) were required as a result of recent developments and settlements reached in the first and third quarters of 2013 respectively.

TD BANK GROUP • SECOND QUARTER 2014 • EARNINGS NEWS RELEASE	Page 7

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2014	2014	2013	2014	2013
Basic earnings per share – reported	$1.05	$1.07	$0.89	$2.12	$1.82
Adjustments for items of note[2]	0.04	(0.01)	0.06	0.04	0.13
Basic earnings per share – adjusted	$1.09	$1.06	$0.95	$2.16	$1.95

Diluted earnings per share – reported	$1.04	$1.07	$0.89	$2.11	$1.82
Adjustments for items of note[2]	0.05	(0.01)	0.06	0.04	0.12
Diluted earnings per share – adjusted	$1.09	$1.06	$0.95	$2.15	$1.94
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2014	2014	2013	2014	2013
Provision for income taxes – reported	$447	$365	$289	$812	$648
Adjustments for items of note: Recovery of (provision for)
income taxes[1,2]
Amortization of intangibles	25	24	23	49	46
Fair value of derivatives hedging the reclassified
available-for-sale securities portfolio	–	(3)	3	(3)	(4)
Integration charges relating to the acquisition of the credit card
portfolio of MBNA Canada	9	7	11	16	19
Set-up, conversion and other one-time costs related to affinity relationship with Aimia and acquisition of Aeroplan Visa
credit card accounts	–	41	–	41	–
Gain on sale of TD Waterhouse Institutional Services	–	(35)	–	(35)	–
Litigation and litigation-related charge/reserve	–	–	–	–	27
Total adjustments for items of note	34	34	37	68	88
Provision for income taxes – adjusted	$481	$399	$326	$880	$736
Effective income tax rate – adjusted[3]	19.5%	17.1%	15.7%	18.4%	17.0%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

Return on Common Equity

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Beginning November 1, 2013, capital allocated to the business segments is based on 8% Common Equity Tier 1 (CET1) which includes an additional allocation charge of 1% of risk-weighted assets (RWA) to account for OSFI’s common equity capital surcharge for Domestic Systemically Important Banks (D-SIBs), resulting in a CET1 capital ratio requirement of 8% effective January 1, 2016. The return measures for business segments reflect a return on common equity methodology.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is a percentage rate and is a variation of economic profit which is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROE that exceeds the equity cost of capital.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2014	2014	2013	2014	2013
Average common equity	$49,480	$47,736	$44,702	$48,489	$44,165
Net income available to common shareholders
– reported	1,922	1,969	1,642	3,891	3,351
Items of note impacting income, net of income taxes[1]	86	(18)	110	68	236
Net income available to common shareholders
– adjusted	2,008	1,951	1,752	3,959	3,587
Return on common equity – adjusted	16.6%	16.2%	16.1%	16.5%	16.4%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • SECOND QUARTER 2014 • EARNINGS NEWS RELEASE	Page 8

SIGNIFICANT EVENTS IN 2014

Disposal of TD Waterhouse Institutional Services

On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms. A pre-tax gain of $231 million was recorded in the Corporate segment in other income in the first quarter of 2014.

Acquisition of certain CIBC Aeroplan Credit Card Accounts

On December 27, 2013, the Bank, Aimia Inc. (Aimia), and the Canadian Imperial Bank of Commerce (CIBC) closed a transaction under which the Bank acquired approximately 50% of CIBC’s existing Aeroplan credit card portfolio, which primarily included accounts held by customers who did not have an existing retail banking relationship with CIBC. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition have been recorded in the Canadian Retail segment.

The Bank acquired approximately 540,000 cardholder accounts with an outstanding balance of $3.3 billion at a price of par plus $50 million less certain adjustments for total cash consideration of $3.3 billion. At the date of acquisition, the Bank recorded the credit card receivables acquired at their fair value of $3.2 billion and an intangible asset for the purchased credit card relationships of $149 million. The purchase price is subject to refinement based on final purchase consideration adjustments.

In connection with the purchase agreement, the Bank agreed to pay CIBC a further $127 million under a commercial subsidy agreement. This payment was recognized as a non-interest expense in the first quarter of 2014.

TD BANK GROUP • SECOND QUARTER 2014 • EARNINGS NEWS RELEASE	Page 9

HOW OUR BUSINESSES PERFORMED

Effective November 1, 2013, the Bank revised its reportable segments and, for management reporting purposes, reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. The prior period segmented results have been restated accordingly.

Effective December 27, 2013 and January 1, 2014, the results of the acquired Aeroplan credit card portfolio and the results of the related affinity relationship with Aimia Inc. (collectively, “Aeroplan”) are reported in the Canadian Retail segment. Effective March 27, 2013, the results of the acquisition of Epoch Investment Partners, Inc. (Epoch) are reported in the U.S. Retail segment. Effective March 13, 2013, results of the acquisition of the credit card portfolio of Target Corporation and related program agreement (collectively, "Target") are reported in the U.S. Retail segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank indicates that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2013 MD&A, and Note 31 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2013. For information concerning the Bank’s measure of adjusted return on average common equity, which is a non-GAAP financial measure, see the “How We Performed” section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results are reversed in the Corporate segment. The TEB adjustment for the quarter was $106 million, compared with $77 million in the second quarter last year, and $115 million in the prior quarter.

TABLE 7: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)		For the three months ended		For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2014	2014	2013	2014	2013
Net interest income	$2,322	$2,345	$2,149	$4,667	$4,355
Non-interest income	2,356	2,284	2,178	4,640	4,342
Total revenue	4,678	4,629	4,327	9,307	8,697
Provision for credit losses	238	230	245	468	489
Insurance claims and related expenses	659	683	609	1,342	1,205
Non-interest expenses – reported	2,019	2,119	1,921	4,138	3,788
Non-interest expenses – adjusted	1,987	1,935	1,880	3,922	3,715
Net income – reported	1,326	1,204	1,170	2,530	2,422
Adjustments for items of note, net of income taxes[1]
Integration charges relating to the acquisition of the credit card
portfolio of MBNA Canada	23	21	30	44	54
Set-up, conversion and other one-time costs related to affinity relationship with Aimia and acquisition of Aeroplan Visa
credit card accounts	–	115	–	115	–
Net income – adjusted	$1,349	$1,340	$1,200	$2,689	$2,476

Selected volumes and ratios
Return on common equity – reported	43.0%	39.4%	44.8%	41.2%	46.5%
Return on common equity – adjusted	43.7%	43.9%	46.0%	43.8%	47.6%
Margin on average earning assets (including securitized assets)	2.97%	2.94%	2.92%	2.95%	2.91%
Efficiency ratio – reported	43.2%	45.8%	44.4%	44.5%	43.6%
Efficiency ratio – adjusted	42.5%	41.8%	43.4%	42.1%	42.7%
Number of Canadian retail branches	1,174	1,178	1,165	1,174	1,165
Average number of full-time equivalent staff[2]	39,171	39,276	39,449	39,224	39,549
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	In the first quarter of 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Results for periods prior to the first quarter of 2014 have not been restated.

Quarterly comparison – Q2 2014 vs. Q2 2013

Canadian Retail net income for the quarter on a reported basis was $1,326 million, an increase of $156 million, or 13%, compared with the second quarter last year. Adjusted net income for the quarter was $1,349 million, an increase of $149 million, or 12%, compared with the second quarter last year. The increase in adjusted earnings was primarily due to good loan and deposit volume growth, higher wealth assets under management and the addition of Aeroplan. The reported annualized return on common equity for the quarter was 43.0%, while the adjusted annualized return on common equity was 43.7%, compared with 44.8% and 46.0%, respectively, in the second quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses. Revenue for the quarter was $4,678 million, an increase of $351 million, or 8%, compared with the second quarter last year. Net interest income increased $173 million, or 8%, driven primarily by good loan and deposit volume growth, and the addition of Aeroplan. Non-interest income increased $178 million, or 8%, largely driven by wealth asset growth, insurance business growth, higher credit card and direct investing transaction volumes, and the addition of Aeroplan. Margin on average earning assets was 2.97%, a 5 basis point (bps) increase, primarily due to the addition of Aeroplan.

The personal banking business generated good lending volume growth of $13 billion, or 5%. Compared with the second quarter last year, average real estate secured lending volume increased $8 billion, or 4%. Auto lending average volume increased $0.8 billion, or 6%, while all other personal lending average volumes increased $4 billion, or 12%, largely due to the addition of Aeroplan. Business loans and acceptances average volume increased $5 billion, or 12%. Average personal deposit volumes increased $4 billion, or 2%, due to strong growth in core chequing and savings accounts, partially offset by lower term deposit volume. Average business deposit volumes increased $6 billion, or 8%.

TD BANK GROUP • SECOND QUARTER 2014 • EARNINGS NEWS RELEASE	Page 10

Assets under administration increased $11 billion, or 4%, compared with the second quarter last year, mainly driven by market appreciation and growth in new client assets for the period, partially offset by the sale of the TD Waterhouse Institutional Services business. Assets under management increased $16 billion, or 8%, mainly driven by market appreciation and growth in new client assets for the period.

PCL for the quarter was $238 million, a decrease of $7 million, or 3%, compared with the second quarter last year. Personal banking PCL was $208 million, a decrease of $4 million, or 2%, primarily due to better credit performance and low bankruptcies, partially offset by the addition of Aeroplan. Business banking PCL was $30 million, a decrease of $3 million. Annualized PCL as a percentage of credit volume was 0.30%, a decrease of 3 bps, compared with the second quarter last year. Net impaired loans were $893 million, a decrease of $16 million, or 2%, compared with the second quarter last year. Net impaired loans as a percentage of total loans were 0.27%, compared with 0.30% as at April 30, 2013.

Insurance claims and related expenses for the quarter were $659 million, an increase of $50 million, or 8%, compared with the second quarter last year, primarily due to higher current year claims driven by a more severe winter, and business growth.

Reported non-interest expenses for the quarter were $2,019 million, an increase of $98 million, or 5%, compared with the second quarter last year. Adjusted non-interest expenses for the quarter were $1,987 million, an increase of $107 million, or 6%, compared with the second quarter last year. The increase was primarily driven by higher employee-related costs including higher revenue-based variable expenses in the wealth business, volume growth and the addition of Aeroplan, partially offset by initiatives to increase productivity.

The average full-time equivalent (FTE) staffing levels decreased by 278 compared with the second quarter last year as increases in front line sales staff and the addition of Aeroplan were more than offset by productivity gains. The reported efficiency ratio for the quarter improved to 43.2%, while the adjusted efficiency ratio improved to 42.5%, compared with 44.4% and 43.4%, respectively, in the second quarter last year.

Quarterly comparison – Q2 2014 vs. Q1 2014

Canadian Retail net income for the quarter on a reported basis increased $122 million, or 10%, compared with the prior quarter. Adjusted net income for the quarter increased $9 million, or 1%, compared with the prior quarter. The increase in adjusted earnings was primarily due to higher insurance earnings and the inclusion of a full quarter of Aeroplan, partially offset by fewer calendar days in the second quarter. The reported annualized return on common equity for the quarter was 43.0%, while the adjusted annualized return on common equity was 43.7%, compared with 39.4% and 43.9%, respectively, in the prior quarter.

Revenue for the quarter increased $49 million, or 1%, compared with the prior quarter. Net interest income decreased $23 million, or 1%, primarily due to fewer calendar days in the second quarter, partially offset by the inclusion of a full quarter of Aeroplan. Non-interest income increased $72 million, or 3%, primarily due to higher insurance revenue and the inclusion of a full quarter of Aeroplan. Margin on average earning assets was 2.97%, a 3 bps increase primarily due to the inclusion of a full quarter of Aeroplan.

The personal banking business generated average lending volume growth of $2 billion, or 1%, reflecting the inclusion of a full quarter of Aeroplan. Compared with the prior quarter, average real estate secured lending volume was relatively flat. Auto lending average volume increased $0.1 billion, or 1%, while all other personal lending average volumes increased $2 billion, or 6%, largely due to the inclusion of a full quarter of Aeroplan. Business loans and acceptances average volume increased $2 billion, or 4%. Average personal deposit volumes were relatively flat compared with the prior quarter, primarily due to good growth in core chequing and savings accounts, offset by lower term deposit volume. Average business deposit volumes were relatively flat compared with the prior quarter.

Assets under administration increased $14 billion, or 5%, compared with the prior quarter. Assets under management increased $8 billion, or 4%, compared with the prior quarter. These increases were mainly driven by market appreciation and growth in new client assets for the period.

PCL for the quarter increased $8 million, or 3%, compared with the prior quarter. Personal banking PCL decreased $11 million, or 5%, due primarily to better credit performance, partially offset by the inclusion of a full quarter of Aeroplan. Business banking PCL increased $19 million, primarily due to a provision against a single client in the current quarter. Annualized PCL as a percentage of credit volume was 0.30%, an increase of 2 bps, compared with the prior quarter. Net impaired loans decreased $35 million, or 4%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.27%, compared with 0.29% in the prior quarter.

Insurance claims and related expenses for the quarter decreased $24 million, or 4%, compared with the prior quarter, primarily due to less severe weather conditions and related claims compared to the prior quarter.

Reported non-interest expenses for the quarter decreased $100 million, or 5%, compared with the prior quarter. Adjusted non-interest expenses for the quarter increased $52 million, or 3%, compared with the prior quarter. The increase was primarily due to the inclusion of a full quarter of Aeroplan, higher revenue-based variable expenses in the wealth business, and the timing of business investments, partially offset by fewer calendar days in the second quarter.

The average FTE staffing levels decreased by 105 compared with the prior quarter driven primarily by productivity gains and seasonality in staffing requirements. The reported efficiency ratio for the quarter improved to 43.2%, while the adjusted efficiency ratio worsened to 42.5%, compared with 45.8% and 41.8%, respectively, in the prior quarter.

Year-to-date comparison – Q2 2014 vs. Q2 2013

Canadian Retail reported net income for the six months ended April 30, 2014 was $2,530 million, an increase of $108 million, or 4%, compared with the same period last year. Adjusted net income was $2,689 million, an increase of $213 million, or 9%, compared with the same period last year. The increase in adjusted earnings was primarily due to loan and deposit volume growth, higher wealth assets under management, the addition of Aeroplan, and favourable credit performance, partially offset by higher weather-related insurance claims. The reported annualized return on common equity was 41.2%, while the adjusted annualized return on common equity was 43.8%, compared with 46.5% and 47.6%, respectively, in the same period last year.

Revenue was $9,307 million, an increase of $610 million, or 7%, compared with the same period last year. Net interest income increased $312 million, or 7%, driven primarily by good loan and deposit volume growth, and the addition of Aeroplan. Non-interest income increased $298 million, or 7%, largely driven by wealth asset growth, higher credit card and direct investing transaction volumes, and the addition of Aeroplan. Margin on average earning assets was 2.95%, a 4 bps increase primarily due to the addition of Aeroplan.

The personal banking business generated solid average lending volume growth of $12 billion, or 4%. Compared with the same period last year, average real estate secured lending volume increased $8 billion, or 4%. Auto lending average volume increased $1 billion, or 5%, while all other personal lending average volumes increased $3 billion, or 9%, largely due to the addition of Aeroplan. Business loans and acceptances average volume increased $6 billion, or 13%. Average personal deposit volumes increased $4 billion, or 2%, due to strong growth in core chequing and savings accounts, partially offset by lower term deposit volume. Average business deposit volumes increased $6 billion, or 8%.

Assets under administration increased $11 billion, or 4%, compared with the same period last year, mainly driven by market appreciation and growth in new client assets for the period, partially offset by the sale of the TD Waterhouse Institutional Services business. Assets under management increased $16 billion, or 8%, mainly driven by market appreciation and growth in new client assets for the period.

PCL was $468 million, a decrease of $21 million, or 4%, compared with the same period last year. Personal banking PCL was $427 million, a decrease of $21 million, or 5%, due primarily to better credit performance and lower bankruptcies, partially offset by the addition of Aeroplan. Business banking PCL was $41 million, or flat, compared with the same period last year. Annualized PCL as a percentage of credit volume was 0.29%, a decrease of 3 bps, compared with the same period last year.

TD BANK GROUP • SECOND QUARTER 2014 • EARNINGS NEWS RELEASE	Page 11

Insurance claims and related expenses were $1,342 million, an increase of $137 million, or 11%, compared with the same period last year, primarily due to higher current year accident claims driven by a more severe winter, increase in weather-related events, and volume growth, partially offset by favourable prior years' claims development.

Reported non-interest expenses were $4,138 million, an increase of $350 million, or 9%, compared with the same period last year. Adjusted non-interest expenses for the quarter were $3,922 million, an increase of $207 million, or 6%, compared with the same period last year. The increase was driven by higher employee-related costs including higher revenue-based variable expenses in the wealth business, the addition of Aeroplan, and volume growth, partially offset by initiatives to increase productivity.

The average FTE staffing levels decreased by 325 compared with the same period last year, as increases in front line sales staff and the addition of Aeroplan, were more than offset by productivity gains. The reported efficiency ratio for the quarter worsened to 44.5%, while the adjusted efficiency ratio improved to 42.1%, compared with 43.6% and 42.7%, respectively, in the same period last year.

Business Outlook

We will continue to build on our legendary customer service and convenience position across all channels and business lines. This will help drive volume growth and deepen customer relationships. We do not anticipate any major changes to the operating environment for the remainder of the year. We anticipate current levels of loan growth to largely hold in the second half of the year. Margins are expected to be relatively stable for the year. We expect to continue to generate new wealth asset growth; however, benefits from market appreciation in future quarters are subject to capital markets performance. Credit loss rates are likely to remain relatively stable; however recent low personal bankruptcies are expected to start to normalize in the remainder of the year. The outlook for insurance results will depend upon, among other things, the frequency and severity of weather-related events, as well as regulatory reforms and legislative changes, including the effects from the last Federal Budget. We will continue to focus on increasing productivity and managing expense growth to drive positive operating leverage for the year.

TD BANK GROUP • SECOND QUARTER 2014 • EARNINGS NEWS RELEASE	Page 12

TABLE 8: U.S. RETAIL[1]
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars			U.S. dollars
	April 30	January 31	April 30	April 30	January 31	April 30
	2014	2014	2013	2014	2014	2013
Net interest income	$1,508	$1,477	$1,268	$1,365	$1,381	$1,244
Non-interest income	576	592	507	521	554	499
Total revenue	2,084	2,069	1,775	1,886	1,935	1,743
Provision for credit losses – loans	175	236	182	157	221	178
Provision for credit losses – debt
securities classified as loans	2	2	3	2	2	3
Provision for (recovery of) credit losses – acquired
credit-impaired loans[2]	(5)	–	12	(4)	–	12
Provision for credit losses	172	238	197	155	223	193
Non-interest expenses	1,339	1,312	1,131	1,213	1,225	1,110
U.S. Retail Bank net income[3]	470	424	383	425	398	377
Equity in net income of an investment in associate,
net of income taxes	78	68	53	70	65	52
Net income	$548	$492	$436	$495	$463	$429

Selected volumes and ratios
Return on common equity	9.1%	8.0%	8.1%	9.1%	8.0%	8.1%
Margin on average earning assets (TEB)[5]	3.77%	3.83%	3.67%	3.77%	3.83%	3.67%
Efficiency ratio	64.3%	63.4%	63.7%	64.3%	63.4%	63.7%
Number of U.S. retail stores	1,297	1,288	1,310	1,297	1,288	1,310
Average number of full-time equivalent staff[6]	25,965	26,108	25,018	25,965	26,108	25,018

			For the six months ended
	Canadian dollars		U.S. dollars
	April 30	April 30	April 30	April 30
	2014	2013	2014	2013
Net interest income	$2,985	$2,370	$2,746	$2,354
Non-interest income	1,168	958	1,075	953
Total revenue	4,153	3,328	3,821	3,307
Provision for credit losses – loans	411	333	378	329
Provision for credit losses – debt
securities classified as loans	4	6	4	6
Provision for (recovery of) credit losses – acquired
credit-impaired loans[2]	(5)	34	(4)	35
Provision for credit losses	410	373	378	370
Non-interest expenses – reported	2,651	2,156	2,438	2,143
Non-interest expenses – adjusted	2,651	2,059	2,438	2,045
U.S. Retail Bank net income – reported[3]	894	691	823	686
Adjustments for items of note[4]
Litigation and litigation-related
charge/reserve	–	70	–	71
U.S. Retail Bank net income – adjusted[3]	894	761	823	757
Equity in net income of an investment in associate,
net of income taxes	146	100	135	100
Net income – adjusted	1,040	861	958	857
Net income – reported	$1,040	$791	$958	$786

Selected volumes and ratios
Return on common equity – reported	8.5%	7.4%	8.5%	7.4%
Return on common equity – adjusted	8.5%	8.1%	8.5%	8.1%
Margin on average earning assets (TEB)[5]	3.80%	3.47%	3.80%	3.47%
Efficiency ratio – reported	63.8%	64.8%	63.8%	64.8%
Efficiency ratio – adjusted	63.8%	61.9%	63.8%	61.9%
Number of U.S. retail stores	1,297	1,310	1,297	1,310
Average number of full-time equivalent staff[6]	26,038	25,276	26,038	25,276
1	Revenue and expenses related to Target are reported on a gross basis on the Interim Consolidated Statement of Income. Non-interest expenses include our expenses related to the business, and amounts due to Target Corporation under the credit card program agreement.
2	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired loans.
3	Results exclude the impact related to our equity in net income of the investment in TD Ameritrade.
4	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
5	Margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA).
6	In the first quarter of 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Results for periods prior to the first quarter of 2014 have not been restated.

Quarterly comparison – Q2 2014 vs. Q2 2013

U.S. Retail reported and adjusted net income for the quarter was $548 million (US$495 million), which included net income of $470 million (US$425 million) from the U.S. Retail Bank and $78 million (US$70 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings growth benefited from a strengthening of the U.S. dollar. The annualized return on common equity for the quarter was 9.1%, compared with 8.1% in the second quarter last year.

U.S. Retail Bank earnings of US$425 million were up 13% compared with the second quarter last year. Higher earnings were primarily due to the full quarter of Target and Epoch, strong organic growth and asset quality, partially offset by lower gains on sales of securities. The contribution from TD Ameritrade of US$70 million was up 35% compared with the second quarter last year, primarily driven by increased transaction-based and asset-based revenue, partially offset by higher operating expenses.

TD BANK GROUP • SECOND QUARTER 2014 • EARNINGS NEWS RELEASE	Page 13

U.S. Retail revenue is derived from personal banking, business banking, investments, auto lending, credit cards, and wealth management. Revenue for the quarter was US$1,886 million, an increase of US$143 million, or 8%, compared with the second quarter last year, primarily due to the inclusion of a full quarter of Target and Epoch and increased volume growth, partially offset by lower gains on sales of securities. Excluding Target, average loan volumes increased US$8 billion, or 8%, compared with the second quarter last year, with a 6% increase in personal loans and a 10% increase in business loans. Average deposit volumes increased US$15 billion, or 8%, compared with the second quarter last year driven by 7% growth in personal deposit volume, 9% growth in business deposit volume, and 9% growth in TD Ameritrade deposit volume. Margin on average earning assets was 3.77%, a 10 bps increase compared with the second quarter last year due to the impact of Target, partially offset by lower loan margins due to heightened competition and lower investment margins.

PCL for the quarter was US$155 million, a decrease of US$38 million, or 20%, compared with the second quarter last year primarily due to broad-based improvements in asset quality, partially offset by an increase in provisions for Target. Personal banking PCL was US$154 million, an increase of US$8 million, or 5%, compared with the second quarter last year primarily due to the inclusion of a full quarter of provisions for the Target portfolio, partially offset by improvements in the credit quality of residential mortgages, home equity products and auto loans. Business banking PCL was a recovery of US$1 million, a decrease of US$45 million, or 102%, compared with the second quarter last year reflecting continued improvements in credit quality of commercial loans. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.56%, a decrease of 19 bps, compared with the second quarter last year due to broad-based credit quality improvement. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1.2 billion, an increase of US$37 million, or 3%, compared with second quarter last year. Net impaired loans as a percentage of total loans were 1.1% as at April 30, 2014, or relatively flat, compared with April 30, 2013. Net impaired debt securities classified as loans were US$946 million, a decrease of US$306 million, or 24%, compared with the second quarter last year primarily due to securities sales during the third quarter of 2013.

Non-interest expenses for the quarter were US$1,213 million, an increase of US$103 million, or 9%, compared with the second quarter last year primarily due to the inclusion of a full quarter of Target and Epoch, higher personnel costs and investment in infrastructure, partially offset by productivity gains.

The average FTE staffing levels increased by 947 compared with the second quarter last year. The reported and adjusted efficiency ratio for the quarter increased to 64.3%, compared with 63.7% in the second quarter last year.

Quarterly comparison – Q2 2014 vs. Q1 2014

U.S. Retail reported and adjusted net income for the quarter increased $56 million (US$32 million) compared with the prior quarter, which included an increase in net income of $46 million (US$27 million) from the U.S. Retail Bank and an increase of $10 million (US$5 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings growth benefited from a strengthening of the U.S. dollar. The annualized return on common equity for the quarter was 9.1%, compared with 8.0% in the prior quarter.

U.S. Retail Bank earnings increased US$27 million, or 7%, compared with the prior quarter. Higher earnings were primarily due to lower provisions for credit losses, partially offset by lower net interest margins. The contribution from TD Ameritrade increased US$5 million, or 8%, compared with the prior quarter, primarily driven by increased transaction-based and asset-based revenue, partially offset by higher operating expenses.

Revenue for the quarter decreased US$49 million, or 3%, compared with the prior quarter primarily due to lower fee income on cards and deposits primarily due to seasonality. Net interest income decreased US$16 million, or 1%, compared with the prior quarter primarily due to lower net interest margins and fewer days in the quarter, partially offset by better than expected performance on acquired credit card loans. Excluding Target, average loan volumes increased US$1 billion, or 1%, compared with the prior quarter, with a 2% increase in business loans, while personal loans remained flat. Average deposit volumes increased US$3 billion, or 2%, compared with the prior quarter driven by 4% growth in personal deposits and 1% growth in business deposits. Margin on average earning assets was 3.77%, a 6 bps decrease compared with the prior quarter due primarily to margin compression resulting from lower loan margins and the impact of product mix.

PCL for the quarter decreased US$68 million, or 30%, compared with the prior quarter due primarily to improving credit quality and lower net charge-offs. Personal banking PCL was US$154 million, a decrease of US$79 million, or 34%, from the prior quarter primarily due to lower provisions on residential mortgage and home equity products, and improved credit quality on auto loans. Business banking PCL was a recovery of US$1 million, an increase of US$13 million, or 93%, from the prior quarter. Overall credit quality and net charge-offs on business banking continues to improve. Annualized adjusted PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.56%, a decrease of 26 bps, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, decreased US$110 million, or 8%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 1.1% as at April 30, 2014, or relatively flat, compared with January 31, 2014. Net impaired debt securities classified as loans increased US$1 million compared with the prior quarter.

Non-interest expenses for the quarter decreased US$12 million, or 1%, compared with the prior quarter primarily due to productivity gains, partially offset by higher personnel costs and marketing campaign expenses.

The average FTE staffing levels decreased by 143 compared with the prior quarter. The reported and adjusted efficiency ratio for the quarter increased to 64.3%, compared with 63.4% in the prior quarter.

Year-to-date comparison – Q2 2014 vs. Q2 2013

U.S. Retail reported net income for the six months ended April 30, 2014 was $1,040 million (US$958 million), which included net income of $894 million (US$823 million) from the U.S. Retail Bank and $146 million (US$135 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings growth benefited from a strengthening of the U.S. dollar. The reported and adjusted annualized return on common equity for the six months ended April 30, 2014 was 8.5%, compared with 7.4% on a reported basis and 8.1% on an adjusted basis in the same period last year.

U.S. Retail Bank earnings of US$823 million were up 9% on an adjusted basis compared with the same period last year. Higher earnings were primarily due to the impact of Target and Epoch, strong organic growth, favourable credit performance, and lower litigation expenses, partially offset by lower gains on sales of securities. The contribution from TD Ameritrade of US$135 million was up 35%, compared with the same period last year, primarily driven by increased transaction-based and asset-based revenue, partially offset by higher operating expenses.

Revenue was US$3,821 million, an increase of US$514 million, or 16%, compared with the same period last year primarily due to the impact of Target and Epoch and increased loan and deposit volumes, partially offset by lower gains on sales of securities. Excluding Target, average loan volumes increased US$8 billion, or 8%, compared with the same period last year, with a 7% increase in personal loans and a 10% increase in business loans. Average deposit volumes increased US$16 billion, or 9%, compared with the same period last year driven by 7% growth in personal deposits, 9% growth in business deposits, and 10% growth in TD Ameritrade deposits. Margin on average earning assets was 3.80%, a 33 bps increase compared with the same period last year primarily due to the inclusion of Target, partially offset by lower net interest margins.

PCL was US$378 million, an increase of US$8 million, or 2%, compared with the same period last year primarily due to Target, partially offset by improvements in asset quality of business banking products and acquired credit-impaired loans. Personal banking PCL was US$387 million, an increase of US$129 million, or 50%, compared with the same period last year primarily due to provisions for Target and increased provisions in residential mortgages and home equity products. Business banking PCL was a recovery of US$15 million, a decrease of US$121 million, or 114%, compared with the same period last year reflecting continued improvements in credit quality of commercial loans. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.56%, a decrease of 19 bps, compared with the same period last year due to broad-based credit quality improvement.

TD BANK GROUP • SECOND QUARTER 2014 • EARNINGS NEWS RELEASE	Page 14

Non-interest expenses were US$2,438 million, an increase of US$295 million, or 14%, on a reported basis and an increase of US$393 million, or 19%, on an adjusted basis, compared with the same period last year primarily due to increased expenses from Target and Epoch acquisitions and higher personnel costs, partially offset by productivity gains.

The average FTE staffing levels increased by 762 compared with the same period last year. The reported efficiency ratio improved to 63.8%, compared with 64.8% in the same period last year, while the adjusted efficiency ratio increased to 63.8%, compared with 61.9% in the same period last year.

Business Outlook

For the remainder of 2014, our expectation is continued modest but variable economic growth and continued low short term interest rates; longer term rates are expected to be higher relative to 2013. We expect competition for loans to remain intense, credit will remain benign, and the regulatory environment will pose challenges. Earnings are expected to be characterized by continued margin pressure and lower gains on sales of securities. We expect to continue to outgrow our competition, but loan growth will likely slow, partly due to lower levels of mortgage refinancing. We will continue to invest in growth and regulatory compliance but mitigating the rate of growth in expenses will remain a focus. We expect earnings to be supported by a stronger U.S. dollar.

TD BANK GROUP • SECOND QUARTER 2014 • EARNINGS NEWS RELEASE	Page 15

TABLE 9: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2014	2014	2013	2014	2013
Net interest income (TEB)	$533	$551	$485	$1,084	$968
Non-interest income	145	167	158	312	275
Total revenue	678	718	643	1,396	1,243
Provision for (recovery of) credit losses	7	–	3	7	(2)
Non-interest expenses	405	411	375	816	768
Net income	$207	$230	$220	$437	$380

Selected volumes and ratios
Trading-related revenue	$365	$408	$353	$773	$645
Risk-weighted assets (billions of dollars)[1]	56	56	49	56	49
Return on common equity	18.2%	20.6%	20.9%	19.4%	17.8%
Efficiency ratio	59.7%	57.2%	58.3%	58.5%	61.8%
Average number of full-time equivalent staff[2]	3,618	3,544	3,549	3,580	3,509
1	Prior to the first quarter of 2014, the amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.
2	In the first quarter of 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Results for periods prior to the first quarter of 2014 have not been restated.

Quarterly comparison – Q2 2014 vs. Q2 2013

Wholesale Banking net income for the quarter was $207 million, a decrease of $13 million, or 6%, compared with the second quarter last year. Higher revenues were more than offset by increased non-interest expenses and a higher effective tax rate. The annualized return on common equity for the quarter was 18.2%, compared with 20.9% in the second quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $678 million, an increase of $35 million, or 5%, compared with the second quarter last year. The increase in revenue was driven by higher trading-related revenue, mergers and acquisitions (M&A) fees, and debt underwriting volumes as client activity improved in the quarter. The increase in trading-related revenue was mainly driven by improved fixed income and equity trading.

PCL for the quarter was $7 million, an increase of $4 million compared with the second quarter last year. PCL in the current quarter consisted primarily of the accrual cost of credit protection.

Non-interest expenses for the quarter were $405 million, an increase of $30 million, or 8%, compared with the second quarter last year mainly due to the settlement of a commercial dispute and higher variable compensation commensurate with revenue.

Risk-weighted assets were $56 billion as at April 30, 2014, an increase of $7 billion, or 14%, compared with April 30, 2013. The increase was primarily due to the inclusion of the Credit Valuation Adjustment (CVA) capital charge.

Quarterly comparison – Q2 2014 vs. Q1 2014

Wholesale Banking net income for the quarter decreased $23 million, or 10%, compared with the prior quarter. The decrease was largely due to lower trading-related revenue. The annualized return on common equity for the quarter was 18.2%, compared with 20.6% in the prior quarter.

Revenue for the quarter decreased $40 million, or 6%, compared with the prior quarter. The decrease in revenue was primarily due to lower fixed income and foreign exchange trading, and lower security gains in the investment portfolio, partially offset by solid equity trading and fee-based revenue.

PCL for the quarter increased $7 million compared with the prior quarter and consisted primarily of the accrual cost of credit protection.

Non-interest expenses for the quarter decreased $6 million compared with the prior quarter due to lower variable compensation commensurate with revenue, partially offset by the settlement of a commercial dispute.

Risk-weighted assets as at April 30, 2014 were flat compared with January 31, 2014.

Year-to-date comparison – Q2 2014 vs. Q2 2013

Wholesale Banking net income for the six months ended April 30, 2014 was $437 million, an increase of $57 million, or 15%, compared with the same period last year. The increase in earnings was primarily due to higher revenue, partially offset by higher non-interest expenses. The annualized return on common equity was 19.4%, compared with 17.8% in the same period last year.

Revenue was $1,396 million, an increase of $153 million, or 12%, compared with the same period last year. The increase in revenue was primarily related to higher fixed income and equity trading, M&A fees and underwriting volumes.

PCL was $7 million, compared with a recovery of $2 million in the same period last year. PCL in the current period consisted primarily of the accrual cost of credit protection.

Non-interest expenses were $816 million, an increase of $48 million, or 6%, compared with the same period last year. The increase was due to higher variable compensation commensurate with revenue and the impact of foreign exchange translation.

Business Outlook

We are encouraged by the improvement in capital markets and the economy, but a combination of geopolitical risks, impact of regulatory reform and a sustained low interest rate environment will affect trading conditions in the medium term. Our diversified, integrated business model will continue to deliver solid results and grow our franchise. We continue to stay focused on serving our clients and deepening client relationships, being a valued counterparty, managing our risks and reducing expenses for the remainder of 2014.

TD BANK GROUP • SECOND QUARTER 2014 • EARNINGS NEWS RELEASE	Page 16

TABLE 10: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2014	2014	2013	2014	2013
Net income (loss) – reported	$(93)	$116	$(109)	$23	$(92)
Adjustments for items of note[1]
Amortization of intangibles	63	61	58	124	114
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	–	(19)	22	(19)	(2)
Gain on sale of TD Waterhouse Institutional Services	–	(196)	–	(196)	–
Total adjustments for items of note	63	(154)	80	(91)	112
Net income (loss) – adjusted	$(30)	$(38)	$(29)	$(68)	$20

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(159)	$(165)	$(118)	$(324)	$(254)
Other	103	100	63	203	222
Non-controlling interests	26	27	26	53	52
Net income (loss) – adjusted	$(30)	$(38)	$(29)	$(68)	$20
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q2 2014 vs. Q2 2013

Corporate segment’s reported net loss for the quarter was $93 million, compared with a reported net loss of $109 million in the second quarter last year. Adjusted net loss was $30 million, compared with an adjusted net loss of $29 million in the second quarter last year. Adjusted net loss was relatively flat as the gain on sale of TD Ameritrade shares this year of $46 million after tax was offset by higher net corporate expenses. Net corporate expenses increased as a result of ongoing investment in enterprise projects and initiatives.

Quarterly comparison – Q2 2014 vs. Q1 2014

Corporate segment’s reported net loss for the quarter was $93 million, compared with reported net income of $116 million in the prior quarter. Adjusted net loss was $30 million, compared with an adjusted net loss of $38 million in the prior quarter. The decline in adjusted net loss was due to lower net corporate expenses and the favourable impact of Other items. A gain on sale of TD Ameritrade shares was recognized in the second quarter ($46 million after tax) and first quarter ($39 million after tax).

Year-to-date comparison – Q2 2014 vs. Q2 2013

Corporate segment’s reported net income for the six months ended April 30, 2014 was $23 million, compared with a reported net loss of $92 million in the same period last year. Adjusted net loss for the six months ended April 30, 2014 was $68 million, compared with adjusted net income of $20 million in the same period last year. The decline in adjusted net income was due to higher net corporate expenses and lower contributions from Other items, which included lower gains from treasury and other hedging activities, lower positive tax items and a decline in allowance releases for incurred but not identified credit losses related to the Canadian loan portfolio, partially offset by the gains on sales of TD Ameritrade shares this year. Net corporate expenses increased as a result of higher enterprise projects and initiatives.

TD BANK GROUP • SECOND QUARTER 2014 • EARNINGS NEWS RELEASE	Page 17

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170

or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Contact Corporate & Public Affairs:

416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website: http://www.td.com

Internet e-mail: customer.service@td.com

Access to Quarterly Results Materials

Interested investors, the media and others may view this second quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on May 22, 2014. The call will be webcast live through TD's website at

3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the second quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2014.jsp on May 22, 2014, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-644-3415 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at www.td.com/investor/qr_2014.jsp. Replay of the teleconference will be available from 6 p.m. ET on May 22, 2014, until June 23, 2014, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4681206, followed by the pound key.

TD BANK GROUP • SECOND QUARTER 2014 • EARNINGS NEWS RELEASE	Page 18

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by branches and serves over 22 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.) and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$896 billion in assets on April 30, 2014. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030

Ali Duncan Martin, Manager, Media Relations, 416-983-4412